UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 001-15951

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: THE AVAYA INC. SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: AVAYA INC., 211 MT. AIRY ROAD, BASKING RIDGE, NEW JERSEY 07920

The Avaya Inc. Savings Plan

Index

December 31, 2006 and 2005

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2006	3

Notes to Financial Statements	4

Supplemental Schedule(*)

Schedule H, line 4i - Schedule of Assets (Held at End of Year)	15

Consent of Independent Registered Public Accounting Firm	Exhibit 23.1

*   Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Avaya Inc. Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Avaya Inc. Savings Plan (the “Plan”) at December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Florham Park, New Jersey
June 25, 2007

The Avaya Inc. Savings Plan
Statements of Net Assets Available for Benefits
As of December 31, 2006 and 2005

(dollars in thousands)	December 31, 2006	December 31, 2005

Assets:
Plan interest in Avaya Inc. Master Trust, at fair value	$245,124	$231,023
Participant loans	5,343	5,712

Net assets available for benefits, at fair value	$250,467	$236,735

Adjustment from fair value to contract value for fully benefit-responsive investment contracts within the Master Trust	723	540

Net assets available for benefits	$251,190	$237,275

The accompanying notes are an integral part of these financial statements.

The Avaya Inc. Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2006

(dollars in thousands)	December 31, 2006
Additions to net assets attributed to
Contributions and transfers
Participant contributions	$11,156
Employer contributions	5,081
Rollovers	368
Total contributions and transfers	16,605

Plan interest in Avaya Inc. Master Trust investment income	32,668
Interest from participant loans	305
Total investment income	32,973

Total additions	49,578

Deductions from net assets attributed to
Benefits paid to participants	(32,159)
Transfer of participants’ balances to other plans, net	(3,484)
Administrative expenses	(20)
Total deductions	(35,663)

Net increase	13,915

Net assets available for benefits
Beginning of year	237,275
End of year	$251,190

The accompanying notes are an integral part of these financial statements.

The Avaya Inc. Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005

1.                           Plan Description

General

The Avaya Inc. Savings Plan (the “Plan” or “ASP”) is a defined contribution plan established by Avaya Inc. (“Avaya” or the “Company”) to provide a convenient way for represented employees (i.e., employees whose pay is not defined at a monthly or annual rate and whose wages are subject to automatic wage progression) to save on a regular and long-term basis.  The Plan was amended and restated effective January 1, 2004 and has subsequently been amended to incorporate certain plan design changes.  The Plan’s assets and associated liabilities are maintained in a master trust (“Master Trust”) in the custody of Fidelity Management Trust Company (the “Trustee”).  The Master Trust consists of the assets of The Avaya Inc. Savings Plan for Salaried Employees (“ASPSE”) and the Plan.  The Plan Administrator is the Employee Benefits Committee.

The Plan is summarized in the Summary Plan Description which has been distributed to all participants.  For a complete description of the Plan, participants should refer to the Plan document.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Eligibility

An employee immediately becomes eligible to participate in the Plan if he or she (1) is an active employee of a participating company, (2) is in a unit represented by a union where the collectively bargained agreement provides for participation in the Plan, and (3) is not (i) a non-resident alien employed outside the United States, (ii) a leased employee, or (iii) a temporary employee.

Contributions

An eligible employee contributes to the Plan by authorizing a payroll contribution and directing the contribution among the investment options offered under the Plan.  Contribution elections are expressed as a percentage of pay, rather than a specific dollar amount.  Participant contributions can be made in whole percentages ranging from a minimum of 1% up to and including 25% of eligible compensation.   A participant may designate contributions as pre-tax contributions, after-tax contributions or a combination of pre-tax and after-tax contributions.  The Internal Revenue Code (“IRC”) limits the maximum amount of an employee’s contribution on a pre-tax basis to $15,000 and $14,000 in 2006 and 2005, respectively.  Once a participant reaches the maximum pre-tax contribution limit in any given plan year, the participant’s contributions are automatically switched to after-tax contributions. A participant may elect to stop or change contributions at any time.  Such elections will take effect as soon as administratively possible, and may not take effect until the following pay period.

The Company will match a portion of a participant’s contribution to the Plan after the participant completes six months of service with the Company.  After becoming eligible to receive Company matching contributions, the Company will contribute 66-2/3 cents for every $1 a participant contributes up to the first 6% of the participant’s eligible compensation.  Company contributions and earnings thereon are subject to a three year cliff vesting period, which period begins on the date employment commences.  Company contributions and the earnings thereon in which a terminated participant is not vested are forfeited when the participant takes a total distribution from the Plan.  Those forfeited amounts are included in total investments and may be used to reduce future Company contributions.  The Plan’s cumulative forfeited amounts at December 31, 2006 and 2005 were $169,756 and $142,951, respectively.  The Company did not use forfeited amounts to reduce matching contributions for the years ended December 31, 2006 and 2005.

Certain participants age 50 and older may elect to contribute an additional 1% to 50% of pay as a pre-tax “catch up” contribution.  The Internal Revenue Service (“IRS”) limit for such a contribution amount was $4,000 for 2005 and $5,000 for 2006.  In addition, an eligible participant may rollover amounts from other eligible retirement plans (including after-tax contributions and amounts from conduit (rollover) IRAs, and 403(b) and 457 Plans).  The Company does not match these “catch up” contributions or rollover amounts.

Contributions will cease automatically for the remainder of a given calendar year when a participant reaches the IRS annual compensation limit or the IRS annual contribution limit.  The annual compensation limit (i.e., the amount of eligible compensation earned by an eligible employee) was $220,000 and $210,000 in 2006 and 2005, respectively.  The annual contribution limit (i.e., the amount an eligible employee contributes to the Plan, combined with Company contributions) was $44,000 and $42,000 in 2006 and 2005, respectively.

Investments

Participants may direct contributions across as many as twenty investment options, including a unitized Avaya common stock fund.  In addition, the Plan offers Fidelity BrokerageLink®, which provides participants with an opportunity to invest in a wide array of investments, including mutual funds, individual publicly traded equities and fixed income securities.

Each participant is entitled to exercise voting rights attributable to the shares of Avaya common stock allocated to the participant’s account and is notified by the Trustee prior to the time such rights are to be exercised.  The Trustee will vote any allocated shares of common stock for which it does not receive voting instructions in the same proportion as the shares for which the Trustee has received voting instructions, subject to applicable law.

Prior to July 1, 2002, the Plan included an Employee Stock Ownership Plan (“ESOP”) feature.  To fund the Company matching contribution, the Company contributed cash or shares of Avaya common stock for investment in the Employer Shares Funds.

Effective July 1, 2002, the Employer Shares Funds were closed to new investments.  Although closed to new investments, the Employer Shares Funds continue to hold the shares of Avaya common stock that funded the Company matching contributions prior to July 1, 2002.  In addition, as of July 1, 2002, the transfer restrictions in the Employer Shares Funds were removed and from that date participants are able to transfer out of those investment options without limitation.  All participant contributions and earnings thereon in the Employer Shares Funds are vested and are not subject to forfeiture.  Subsequent to July 1, 2002, participants may direct the investment of

Company matching contributions to any of the available investment options.

Transfer of Participant Balances

During the year ended December 31, 2006, approximately $3.5 million of net assets were transferred from the Plan, primarily to the ASPSE, due to the change in employment status of certain employees.

Participant Loans

Participants can have two loan types outstanding at the same time (general purpose and principal residence).  Loans are available to all active participants in an amount not less than $1,000, up to a maximum of the lesser of $50,000 (reduced by the highest outstanding loan balance during the 12 consecutive-month period immediately preceding the participant’s request for a loan) or 50% of the participant’s vested account balance.  Upon default, as defined in the Plan document, participants are considered to have received a distribution and are subject to income taxes on the distributed amount.  The term of each loan shall be for one year, two years, three years, four years or fifty-six (56) months, in the case of a general purpose loan, or one year to 175 months, in the case of a principal residence loan.  The loans are collateralized by the balance in the participant’s account and bear interest at the prime rate in effect as of the last business day of the month before the month in which the loan was originated.  The interest rate on outstanding loans ranged from 4.0% to 9.5% at December 31, 2006 and 2005.  Principal and interest are paid through payroll deductions.  Upon default, the Trustee may pursue collection by any means generally available to a creditor.  If the entire amount due is not paid by the participant within 90 days following the declaration of default and if the participant has (1) attained age fifty-nine and one-half (59-1/2), (2) incurred a financial hardship (as defined in the Plan document) or (3) severed from employment with the Company and its affiliates, the Trustee shall exercise its security interest by reducing the participant’s account by the amounts due and by amounts withheld for the payment of taxes payable in connection with such reduction.

Distributions

If a participant’s employment with the Company ends (except due to death) and the participant’s vested amount is greater than $1,000, the participant may (1) leave the balance in the account in the Plan, (2) receive a lump sum distribution of the entire vested amount in the participant’s account, (3) roll over the balance in the account to another employer’s plan or an IRA or (4) if the participant is retiring with a service pension or separated from service due to a disability, take discretionary retiree withdrawals once per calendar year (in minimum amounts of $500).  In the event that the participant’s vested amount is $1,000 or less, the vested balance shall be distributed to the participant as soon as practicable following the participant’s severance from employment.  If no distribution election is made by the participant, the participant’s separation from service occurs prior to attaining age 65 and the participant’s account balance exceeds $1,000, the balance in the account will remain in the Plan and shall be distributed only at (1) the participant’s request, (2) when the participant attains age seventy and one-half (70-1/2) or (3) upon the participant’s death, whichever is earliest.  Except with respect to certain participant elections made prior to January 1, 1985, when a participant dies, the entire amount in the participant’s account is distributed in a single payment to the participant’s beneficiary(ies) as soon as practicable.

In-service withdrawals are permitted if certain conditions are met by the participant.

2.                            Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Valuation of Investments

The net asset value of the Plan’s proportionate share of the Master Trust is calculated by the Trustee.  The Trustee determines fair value of the underlying assets in the Master Trust taking into account values supplied by a generally accepted pricing or quotation service or quotations furnished by one or more reputable sources, such as securities brokers, dealers or investment bankers, mutual fund administrators, values of comparable property, appraisals or other relevant information.  Investments in registered investment companies and commingled funds are stated at fair value as determined by the net asset value of the shares held by the Master Trust on the last business day of the plan year.  Investments in shares of Avaya common stock and other securities listed on a national stock exchange or association are carried at fair value determined on the basis of the New York Stock Exchange or other relevant national stock exchange or association closing price on December 31.  Securities traded in over-the-counter markets and government obligations are carried at fair value based on the last bid prices or closing prices on December 31, as listed in published sources where available and, if not available, from other sources considered reliable. Contracts with insurance companies and financial institutions, which are fully benefit-responsive, are carried at fair value based on discounted cash flows (Note 7).  Participant loans are valued at contract value which includes cost plus accrued interest which approximates fair value.

As of the year ended December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position (FSP) Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.  This FSP amends the guidance in AICPA Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans, with respect to the definition of fully benefit-responsive investment contracts and the presentation and disclosure of fully benefit-responsive investment contracts in plan financial statements.  The FSP requires that investments in benefit-responsive investment contracts be presented at fair value in the statement of net assets available for benefits and that the amount representing the difference between fair value and contract value of these investments also be presented on the face of the statement of net assets available for benefits. The FSP is effective for financial statements for annual periods ending after December 15, 2006 and must be applied retroactively to all prior periods presented. The effect of adopting the FSP had no impact on net assets available for benefits or changes in net assets available for benefits, as such investments have historically been presented at contract value.

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (“FAS 157”).   This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  FAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.  The Plan is currently evaluating the statement’s impact on its financial statements.

Purchases and Sales of Investments

Purchases and sales of investments are recorded by the Master Trust on a trade-date basis.

Investment Income

Dividend income is recorded by the Master Trust on investments held as of the ex-dividend dates.  Interest income is recorded on the accrual basis.

Payment of Benefits

Benefit payments are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options that invest in any combination of equities, fixed income securities, guaranteed investment contracts and derivative contracts.  Investments held by the Master Trust and the Plan are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Additionally, the Master Trust is exposed to loss from credit risk in the event of non-performance by companies with which the guaranteed investment contracts (“GICs”) are placed.  The Company does not have any reasonable expectations of non-performance by these companies.

3.                            Tax Status

The IRS has determined and informed the Company by a letter dated November 28, 2003 that the Plan and related trust are designed in accordance with applicable provisions of the IRC.  Although the Plan has been amended since receiving the determination letter, the Plan’s administrator and counsel believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC.

In July 2006, FASB issued FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109.  This interpretation, which is effective for fiscal years beginning after December 15, 2006, clarifies the accounting for uncertainty in tax positions taken or expected to be taken in a tax return. FIN 48 provides guidance on the measurement, recognition, classification and disclosure of tax positions, along with accounting for the related interest and penalty.  Accordingly, the adoption of FIN 48 is not expected to have a material impact on the Plan’s net assets available for benefits and changes in net assets available for benefits.

4.                            Termination Priorities

Although it has not expressed any intent to do so, the Company reserves the right under the Plan to terminate, alter, amend, or modify the Plan subject to the provisions of ERISA.  In the event of Plan termination, the Plan provides that the net assets are to be distributed to participating employees in amounts equal to their respective interests in such assets.  In the event of a full or partial termination of the Plan, or upon complete discontinuance of contributions under the Plan, the rights of all affected participants in the value of their accounts would be non-forfeitable.

5.                            Plan Expenses

Plan participants pay brokerage, investment manager and trustee fees and share the administrative costs of the Plan with the Company.  Brokerage, investment manager and any Trustee fees are generally reflected in the calculation of each fund’s net asset value per unit.  Administrative expenses totaling approximately $20,000 on the Statement of Changes in Net Assets Available for Benefits as of December 31, 2006 consists of fees relating to participant loans and Fidelity BrokerageLink®.

6.                            Interest in Avaya Inc. Master Trust

The Plan and the ASPSE had an undivided interest in the assets of the Master Trust on December 31, 2006.  Investment income related to the Master Trust is allocated to each plan based upon the individual plan’s interest in the Master Trust.  The Plan’s interest in the Master Trust was approximately 15% and 16% as of December 31, 2006 and 2005, respectively.  The Plan’s interest in the Master Trust represents more than 5% of the Plan’s net assets.

A detail by general type of the investments in the Master Trust as of December 31, 2006 and 2005 is as follows:

(dollars in thousands)	Total Master Trust

Investments at fair value	2006	2005

Mutual funds	$825,819	$683,495
Common/collective and commingled trusts	304,761	256,415
Investment contracts	291,351	285,026
Avaya common stock	146,012	136,352
Nonemployer related debt instruments, including U.S. Government securities	39,377	38,193
Interest bearing cash	19,991	15,304
Nonemployer related common stock	8,758	8,044
Other	3,491	3,632
Total investments at fair value	1,639,560	1,426,461

Adjustment from fair value to contract value for fully benefit- responsive investment contracts	3,537	2,586

Total investments, net	$1,643,097	$1,429,047

The Master Trust’s investment income for the year ended December 31, 2006 is presented in the table below.  The net appreciation/(depreciation) consists of both  realized gains (losses) on securities bought and sold, as well as appreciation/(depreciation) on securities held during the period by the Master Trust.

(dollars in thousands)

Investment income
Net appreciation (depreciation) in fair value of investments:

Mutual funds	$62,053
Common/collective and commingled trusts	46,062
Avaya common stock	37,651
U.S. Government securities and nonemployer related debt instruments	(237)
Nonemployer related common stock	1,196
Other	(415)
146,310

Dividends	31,370
Interest	16,217
Total trust investment income	$193,897

7.                           Investment Contracts

The Master Trust has entered into benefit-responsive investment contracts, such as traditional investment contracts and synthetic investment contracts, (through the Stable Value Fund) with insurance companies and other third parties.  Contract value represents contributions made to the investment contracts, plus earnings, less participant withdrawals and administrative expenses and as a result they are fully benefit-responsive.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

A synthetic investment contract provides for a fixed return on principal over a specified period of time through fully benefit-responsive wrapper contracts issued by a third party which are backed by underlying assets owned by the Master Trust.  The contract value of the synthetic investment contracts held by the Stable Value Fund was $294,887,989 and $287,612,046 at December 31, 2006 and 2005, respectively. Included in the contract value of the synthetic investment contract is $3,536,657 and $2,585,534 at December 31, 2006 and 2005, respectively, attributable to wrapper contract providers representing the amounts by which the value of the investment contracts is greater than the value of the underlying assets.

There were no reserves against contract value for credit risk of the contract issuer or otherwise as of December 31, 2006 and 2005.  The average yield and crediting interest rates of the investment contracts were 4.61 % and 4.67% respectively, for the year ended December 31, 2006. The average yield and crediting interest rates were 4.07% and 4.23% respectively, for the year ended December 31, 2005. The crediting interest rate is based on a formula agreed upon with the contract issuer, but may not be less than zero. Such interest rates are reviewed by the investment manager on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under the Employee Retirement Income Security Act of 1974. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

8.                           Related Party Transactions

Through purchases and sales at the direction of participants of the Plan, the Trust established under the Plan may invest or divest of shares of Avaya Inc.’s common stock through unitized company stock funds. The unitized funds hold Avaya Inc.’s common stock as well as a component of interest-bearing cash for purposes of liquidity. The Master Trust held approximately $146,012,000 and $136,352,000 of Avaya’s common stock within these unitized funds at December 31, 2006 and 2005, respectively. Additionally, certain expenses of the Plan are paid for by the Company and Plan participants also pay a Trustee fee relating to participant loans. These transactions qualify as party-in-interest transactions.

Additionally, certain Master Trust investments consist of units in investment funds managed by Fidelity. Fidelity owns these investment funds, and is a party-in-interest as defined by ERISA as Fidelity is both custodian and trustee of the Master Trust.

9.                           Plan Amendment

Effective January 1, 2006, the Plan was amended to provide that participant elections to contribute “catch-up” contributions to the Plan will remain effective until the participant modifies or terminates such elections.

10.                    Commitments and Contingencies

ERISA Class Action—Securities Litigation

In July 2005, a purported class action lawsuit was filed in the United States District Court for the District of New Jersey against the Company and certain of its officers, employees and members of the Board of Directors (the “Directors”), alleging violations of certain laws under ERISA. On October 17, 2005, an amended purported class action was filed against the Company and certain of its officers, employees and Directors. Like the initial complaint, the amended complaint purports to be filed on behalf of all participants and beneficiaries of the ASPSE and the Plan (collectively, the “Plans”), during the period from October 5, 2004 through July 20, 2005.

The complaint contained factual allegations substantially similar to those asserted in purported class action lawsuits filed in April and May 2005 in the U.S. District Court for the District of New Jersey against the Company and certain of its officers, alleging violations of the federal securities laws.  Those actions purport to be filed on behalf of purchasers of Avaya common stock during the period from October 5, 2004 (the date of the Company’s signing of the agreement to acquire Tenovis GmbH) through April 19, 2005.

The complaint alleged, among other things, that the named defendants breached their fiduciary duties owed to participants and beneficiaries of the Plans and failed to act in the interests of the Plans’ participants and beneficiaries in offering Avaya common stock as an investment option, purchasing Avaya common stock for the Plans and communicating information to the Plans’ participants and beneficiaries. The complaint sought a monetary payment to the Plans to make them whole for the alleged breaches, costs and attorneys’ fees. The Defendants filed a motion to dismiss the amended complaint in December 2005. In an order and opinion dated April 24, 2006, the District Court judge granted the Defendants’ motion and dismissed the amended complaint in its entirety.

In May 2006, the plaintiffs filed a Notice of Appeal with the United States Court of Appeals for the Third Circuit. The parties have completed their respective briefing submissions and the court heard argument on the matter in April 2007. Although the Defendants believe that the District Court correctly decided the motion to dismiss, given the uncertainties of the appeal, at this time the Company cannot determine if this matter will have an effect on its business or, if it does, whether its outcome will have a material adverse effect on its financial position, results of operations or cash flows. Due to the uncertainty surrounding the issues involved in this matter and based on the facts and circumstances known to date, the Company believes that an estimate or potential range of any loss that may be incurred cannot be made at this time.

ERISA Class Action — Stock Fund

In April 2006, a purported class action was filed in the United States District Court for the District of New Jersey, alleging that the Company, certain employees and the Pension and Employee Benefits Investment Committee violated ERISA by including in the Plans, investment options for the Lucent Technologies Inc. Stock Fund (“Lucent Fund”) and the Avaya Inc. Stock Fund (“Avaya Fund”) for the period of October 2000 to April 2003 (“Alleged

Class Period”). The complaint asserts, among other things, that during the Alleged Class Period Defendants breached their fiduciary duties under ERISA by violating ERISA’s provisions against prohibited transactions; offering the Lucent Fund and Avaya Fund imprudently as investment options; failing properly to monitor the funds; and, failing properly to monitor the actions of other plan fiduciaries, thus causing the Plans to suffer damages. The complaint seeks monetary relief on behalf of the Plans and their participants, and also seeks injunctive relief and costs, including attorneys’ fees. Defendants have filed a motion to dismiss this case in its entirety and with prejudice. In April 2007, the District Court issued an opinion dismissing all but one portion of one count of the complaint, reasoning that the circumstances surrounding the distribution of Avaya shares of common stock prior to the spin-off of the Company from Lucent in October 2000 into the various Plans could not be addressed in the procedural posture of a motion to dismiss. Defendants intend to seek dismissal of the remaining count of the complaint at the appropriate time.

Notwithstanding dismissal of the vast majority of the complaint, the remaining issues of this case are in the early stages of litigation, and an outcome cannot be predicted and, as a result, the Company cannot be assured that this case will not have a material adverse effect on its financial position, results of operations or cash flows. Due to the uncertainty surrounding the issues involved in this matter and based on the facts and circumstances known to date, the Company believes that an estimate or potential range of any loss that may be incurred cannot be made at this time.

11.       Subsequent Event

Pending Merger Transaction

On June 4, 2007, the Company entered into an agreement and plan of merger (the “Merger Agreement”) to merge (the “Merger”) with entities (the “Buyers”) controlled by Silver Lake Partners III, L.P. and TPG Partners V, L.P.  Pursuant to the Merger Agreement, the Company agreed to eliminate the Avaya Stock Funds (including the Avaya Stock Fund, the Employer Shares Fund I and the Employer Shares Fund II) from the Plan as soon as practicable after the date of the Merger Agreement.

Pursuant to the Merger Agreement, at the effective time of the Merger, each outstanding share of Company common stock, other than shares owned by the Company and the Buyers, will be canceled and converted into the right to receive $17.50 in cash.

Completion of the transaction is subject to various closing conditions, including but not limited to the satisfaction or waiver of conditions regarding the receipt of requisite regulatory approvals and the approval of the holders of Company common stock. Assuming receipt or waiver of the foregoing, it is currently anticipated that the Merger will be consummated in the fall of 2007.  However, no assurance can be given that the Merger will occur, or, the timing of its completion.  Following the transaction, the Company’s shares will be de-listed from the New York Stock Exchange and will no longer be publicly-traded.

12.                     Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as stated in the financial statements on the Form 5500:

(dollars in thousands)	December 31,
2006
Net assets available for benefits on the financial statements	$251,190
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(723)
Net assets available for benefits per the Form 5500	$250,467

The following is a reconciliation of investment income per the financial statements to the Form 5500:

December 31,
2006
Total investment income per the financial statements	$32,973
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(723)
Total investment income per the Form 5500	$32,250

The Avaya Inc. Savings Plan

Schedule H, line 4i — Schedule of Assets (Held at End of Year)

As of December 31, 2006

(dollars in thousands)

(a) (b)	(c)	(d)	(e)

Name of Issuer and
Title of Issue	Description	Cost	Current Value

*Interest in Avaya Inc. Master Trust	Various investments	**	$245,124

*Participant loans	(Interest rates range from 4.0% to 9.5%)	**	5,343

			$250,467

*                  Denotes party-in-interest.

**           Cost information not required for participant-directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Avaya Inc. Savings Plan
(Name of Plan)

Date: June 26, 2007	/s/ Kevin Benz
Kevin Benz
Plan Administrator Avaya Inc.